TIMBERLINE BANCSHARES INC.

                             ANNUAL REPORT FOR 1996



     FINANCIAL HIGHLIGHTS


                                                              Percent
                                 1996            1995          Change

     FOR THE YEAR

     Net Interest Income       $ 4,075         $ 4,143         -1.64%
     Net Income before
     Taxes                       1,350           1,417         -4.73%
     Net Income                    912             938         -2.77%



     PER SHARE

     Net earnings for the
     year                          .97            1.04         -6.73%
     Book Value at
     Year End                     7.10            6.93          2.45%
     (Includes Capital & Loan
     Loss Reserve)



     AT YEAR END

     Assets                     77,475          76,380          1.43%
     Investment Securities
     and Fed Funds Sold         28,696          28,461           .83%
     Loans                      39,198          39,525          -.83%
     Deposits                   70,268          69,833           .62%
     Stockholder's Equity        6,777           6,227          8.83%


 Amounts are stated in thousands except earnings per share and Book Value which are stated in actual dollars.

     This statement has not been reviewed
     or confirmed for accuracy or relevance
     by the Federal Deposit Insurance Corporation.




LETTER TO OUR SHAREHOLDERS

          1996 was another good year at Timberline Bancshares. Not a record setter, but a very respectable 1.19% Return on average assets and a 16.6% Return on beginning equity bodes well by all standards.

          We maintained a higher than normal liquidity with a lower loan to deposit ratio than usual or historic for the Bank. The principal reason for this anomaly was our desire to prepare for a new affinity credit card program that we had acquired. The system began later in the year than anticipated and thus slowed earnings modestly for the year. It is now moving forward and should produce increased income for 1997.

          Besides the credit card program, we accomplished some significant shareholder benefits during 1996. The one hundred percent (100%) stock split had the desired results by increasing the individual share value from the $15.25 reported to you last year to the current $11.50 plus value for twice the number of shares, or an equivalency of $23.00 per share on the original pre-split value which equates to a fifty percent (50%) increase in market value.

          We continue to move forward with the technological changes as needed to stay abreast of the industry.

          We are also continuing our effort to establish a branch presence in southern Oregon, as discussed here last year.

          Your Board and Executive Officers will move forward in a steady, consistent direction as we have in the past continuing to enhance shareholder value and community service.

          Have you thanked an employee lately for the fine job they are doing on your behalf?

                            Sincerely,




                            Robert J. Youngs
                            President and CEO
                            Timberline Bancshares Inc.
                            Timberline Community Bank



IN OUR OPINION


     Having read the President's letter, you are aware that the Bank did well in 1996.

     Having granted a 100% stock split, the Bank maintained a respectable $.97 per share earnings. With net interest income down due to a continued softening in loan demand, a lower rate of return than in years past on investments purchased (rates on new instruments being naturally lower since rates overall are lower), and maintaining a higher rate of liquidity in anticipation of the affinity program, the bank's earnings were a modest amount less than 1995 when reported earnings per share was $1.04. This was accomplished by a careful management of funds and control of operating expenses.


     In 1997, management will be reviewing all products offered our customers, including but not limited to, types of deposit accounts, loan accounts, debit check cards, and check imaging. We will decide on new products to offer, old products to possibly eliminate. And, in conjunction, we will be reviewing the charges we assess our customers for our service. Timberline Community Bank has not raised fees charged to our customers since 1994.

     In a future filled with a changing banking environment, we look forward to 1997 with the intention of maintaining the safety and soundness of the Bank, continuing the steady growth of the past and serving our communities with the sound banking principals upon which the Bank was founded.


                                 -1-



     OUR MISSION REMAINS



     Timberline Community Bank was formed for the specific purpose of providing banking facilities and products in the Bank's serving area.

     The following is our mission statement:

          To serve all the Banking needs within our geographic boundaries, as defined in our Community Reinvestment Act Statement, within normal industry credit underwriting and regulatory standards.

          To purposely fill gaps left by major banking institutions.

          To consistently return a reasonable level of earnings to our shareholders.

          To protect the integrity of our shareholders' investment.

          To be a good corporate citizen to the communities which we serve.

          To maintain the highest possible standards of conduct to our customers and our fellow employees.

          To assist others in our industry when possible.

                            -2-


INDEPENDENT AUDITOR'S REPORT

     To the Board of Directors and
     Stockholders of Timberline Bancshares, Inc.

     We have audited the accompanying consolidated balance sheets of Timberline Bancshares, Inc. (a California corporation) and subsidiary as of December 31, 1996, 1995, and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present, in all material respects, the financial position of Timberline Bancshares, Inc. and subsidiary as of December 31, 1996, 1995, and 1994, and the results of their operations and their cash flows for years then ended in conformity with generally accepted accounting principles.







     Carlson, Pavlik and Drageset
     Certified Public Accountants

     Yreka, California
     February 3, 1997




BALANCE SHEET

                             -3-
         TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                 Consolidated Balance Sheets
              December 31, 1996, 1995 and 1994

($ in thousands, except per share)
                                                1996         1995         1994
          ASSETS

Cash and Due from banks-Non interest bearing  $ 5,202      $ 4,163      $ 4,543
Federal funds sold                             12,700       10,200          800
Securities Available for Sale                   6,422        7,251        7,136
Securities Held to Maturity                     9,574       11,010       14,585
Cash surrender value of officers'
life insurance                                  1,249        1,192        1,145
Loans, less allowance for loan losses
of 1996-$491; 1995-$475; 1994-$473             38,707       39,050       43,035
Premises and Equipment, net                     2,097        2,240        2,394
Other assets                                    1,524        1,274        1,408

        Total Assets                          $77,475      $76,380      $75,046

     LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES:
Deposits:
Demand                                        $14,025      $12,805      $12,396
Savings and NOW deposits                       45,646       49,066       51,034
Time, under $100                                8,879        6,526        4,588
Time, $100 and over                             1,718        1,436          976
Total Deposits                                 70,268       69,833       68,994
Other liabilities                                 430          320          443
       Total Liabilities                       70,698       70,153       69,437


     COMMITMENTS AND CONTINGENCIES

     STOCKHOLDERS' EQUITY:
Common stock, no par value,
authorized shares 2,000,000;
issued and outstanding shares
1996-954,484; 1995-457,683;
1994-444,471;                                  2,813        2,678         2,588
Additional paid in capital                         1            1             1
Retained earnings                              3,982        3,545         3,058
Unrealized holding gains(losses) on
securities available for sale                    (19)           3           (38)
Total stockholders' equity                     6,777        6,227         5,609

       Total liabilities and
       stockholders' equity                  $77,475      $76,380       $75,046


The accompanying notes are an integral part of these financial statements




                               -4-

STATEMENT OF INCOME


            TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                  Consolidated Income Statements
      For The Years Ended December 31, 1996, 1995, and 1994

($ in thousands, except per share)

                                           1996           1995           1994
Interest Income:
   Interest and fees on loans             $4,338         $4,902         $4,672
   Interest on federal funds sold            691            250            116
   Interest on securities available
      for sale                               407            407            288
   Interest on securities to be held
      to maturity                            667            816            710

                                           6,103          6,375          5,786


Interest Expense:
   Interest on deposits                    2,028          2,232          1,839

Net Interest Income                        4,075          4,143          3,947
Provision for loan losses                     15             41            230

Net interest income after
   provision for loan losses               4,060          4,102          3,717

Other income:
   Service charges                           373            382            375
   Gain on sale of premises and equipment      2              2              -
   Gain on sale of other real estate           -             24              -
   Recovery on fidelity bond                   -              -            269
   Other                                      20             32             22
                                             395            440            666

Other Expenses:
   Salaries and employee benefits          1,689          1,640          1,571
   Occupancy expenses                        396            350            331
   Equipment and data processing
     expenses                                303            331            345
   Other operating expenses                  717            804            934
                                           3,105          3,125          3,181

Income before income taxes                 1,350          1,417          1,202
Income tax expense                           438            479            483

     Net Income                           $  912          $ 938          $ 719

Earnings per common share                $   .97         $ 1.04         $ 0.85


The accompanying notes are an integral part of these financial statements.
                               -5-


STATEMENT OF STOCKHOLDERS' EQUITY


              TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
      Consolidated Statements of Changes in Stockholders' Equity
         For The Years Ended December 31, 1996, 1995, and 1994

                                                           Unrealized
                                                            Holding
                                                             Gains
                                                            (Losses)
                                                               On
($ in thousands)                         Additional         Securities
                          Common Stock    Paid-in  Retained Available
                          Shares Amount   Capital  Earnings  For Sale     Total
Balance, December 31,
  1993                   366,423 $2,294       $ 1  $ 2,569         -     $4,864
  Net Income                   -      -         -      719         -        719
  Cash dividends
    declared                   -                -     (230)        -       (230)
  Options exercised by
    directors and
    employees             42,125    294         -        -         -        294
  Stock Split             35,923      -         -        -         -          -
  Net change in
   unrealized holding
   gains (losses) in
   securities available
   for sale                    -      -         -        -       (38)      (38)

Balance, December 31,
  1994                   444,471  2,588         1    3,058       (38)    5,609
  Net Income                   -      -         -      938         -       938
  Cash Dividends
    declared                   -      -         -     (451)        -      (451)
  Options exercised by
    directors and
    employees             13,212     90         -        -         -        90
  Net change in
   unrealized holding
   gains (losses) in
   securities available
   for sale                    -      -         -        -        41        41

Balance, December 31,
  1995                   457,683 $2,678        $1   $3,545        $3    $6,227
  Net Income                   -      -         -      912         -       912
  Cash dividends declared      -      -         -     (475)        -      (475)
  Options exercised by
  Directors and employees 24,682    135         -        -         -       135
  Stock split            472,119      -         -        -         -         -
  Net change in unrealized
   Gains(losses)in
   Securities available
   For sale                    -      -         -        -       (22)      (22)

Balance, December 31,
 1996                    954,484 $2,813        $1   $3,982      $(19)   $6,777

The accompanying notes are an integral part of these financial statements.
                                  -6-



STATEMENT OF CASH FLOWS


            TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
              Consolidated Statements of Cash Flows
      For The Years Ended December 31, 1996, 1995, and 1994

($ in thousands, except per share)
                                                   1996       1995         1994
Cash flows from operating activities:
 Net income                                      $  912     $  938       $  719
Adjustment to reconcile net income to net
cash provided by operating activities:
 Depreciation and amortization                      193        155          141
 Provision for loan losses                           15         41          230
 (Gain)Loss on sale of premises and equipment        (2)        (2)           7
 Net (increase) decrease in other assets           (228)        92         (182)
 Net increase (decrease) in other liabilities       103       (116)          72
 Net cash provided by operating activities          993      1,108          987
Cash flows from investing activities:
 Net (increase) decrease in federal funds sold   (2,500)    (9,400)        (400)
 Purchases of securities available for sale      (6,543)    (9,031)      (7,171)
 Proceeds from sales of securities
 available for sale                                   -        250            -
 Proceeds from maturities of securities
 available for sale                               7,331      9,889        7,995
 Purchase of securities to be held to maturity   (4,315)    (1,158)      (8,726)
 Proceeds from sales of securities to be held
 to maturity                                          -          -            -
 Proceeds from maturities of securities held
 to maturity                                      5,751      3,568        1,558
 Net (increase) decrease in loans                   328      3,944           68
 Purchase of premises and equipment                 (47)      ( 10)        (764)
 Proceeds from sales of premises and equipment        3         11            1
 (Increase) in cash surrender value of
   officers' life insurance policies                (57)       (47)      (1,145)
 Net cash (used in) investing activities            (49)    (1,966)      (8,584)
Cash flows from financing activities:
 Net increase in deposits                           435        839        8,066
 dividends paid                                    (475)      (451)        (230)
 Proceeds from exercise of stock options            135         90          294
 Net cash provided by financing activities           95        478        8,130
Net increase (decrease) in cash and
 due from banks                                   1,039       (380)         533
Cash and due from banks at
 beginning of year                                4,163      4,543        4,010
Cash and due from banks at year end              $5,202     $4,163       $4,543


Interest paid                                    $1,956     $2,260       $1,794

Income taxes paid                                 $ 610      $ 721        $ 593


The accompanying notes are an integral part of these financial statements.


NOTES TO FINANCIAL STATEMENTS


                                        -7-


         TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
         Notes to Consolidated Financial Statements
             ($ in thousands, except per share)

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Timberline Bancshares, Inc.
(the Company) and subsidiary (the Bank) are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of the principles used in preparing the financial statements are briefly described below.


Consolidation:

The consolidated financial statements include the accounts of Timberline Bancshares, Inc. (the "Company") and its wholly owned subsidiary, Timberline Community Bank (the "Bank"). All intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations:

The Company is a bank holding company, formed to be the sole shareholder of the Bank. Its major source of income is dividends paid by the Bank.

The Bank operates eight branch locations in Siskiyou County, California, and a loan production office in Medford, Oregon. The Bank grants agribusiness, commercial, residential construction, and consumer loans throughout northern California and southern Oregon.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The material estimate that is particularly susceptible to change relates to the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, further reductions in the carrying amount of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.


                                     -8-

Presentation of Cash Flows:

For the purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans originated by the Bank, deposits, and federal funds sold are reported net.

Investment securities:

The Company's investments in securities are classified in three categories and accounted for as follows:

Trading Securities:   Government bonds held principally for resale in the near
term and mortgage-backed securities held for sale in conjunction with the Bank's mortgage banking activities are classified as trading securities and recorded at their fair values. Realized and unrealized gains and losses on trading securities are included in other income. The Company had no trading securities.

Securities Available for Sale:   Securities available for sale consist of bonds,
notes and debentures not classified as trading securities or as securities to be held to maturity.

Securities to be Held to Maturity:   Bonds, notes and debentures for which the
Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums, and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience.
The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management believes this method of discontinuing accrual of interest is more accurate than the use of an arbitrary method, such as stopping the accrual of interest when a loan is 90 days past due. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the useful lives of the assets which range from three to thirty-three years.

                                   -9-
Cash Surrender Value of Officers' Life Insurance:

The Bank purchased life insurance on several key officers during 1994. Under the policies, the Bank receives the cash surrender value if the policy is terminated and, upon death of the insured, receives all benefits payable.


Foreclosed Property:

Foreclosed property consists of real estate and other assets acquired through customers' loan defaults. Foreclosed property is carried at the lower of fair value, less the estimated cost to sell, or cost. Routine maintenance costs, declines in market value and net losses on disposal are included in other operating expenses. Foreclosed property is included in "other assets" on the Company's balance sheet.

Loan Origination Fees and Costs:

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. The deferred fees and costs are netted against outstanding loan balances, and are amortized over the life of the loan.

Income Taxes:

Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and included deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS
No. 109, "Accounting for Income Taxes."

The Company and its subsidiary file a consolidated Federal income tax return and a combined California income tax return. The subsidiary provides for income taxes on a separate-return basis, and remits to the Company amounts determined to be currently payable.

Off-Balance Sheet Financial Instruments:

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded.


NOTE 2 - NET INCOME PER COMMON SHARE:

Net income per common share of stock is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents include shares issuable on the exercise of stock options when the market price of the common stock exceeds the exercise price of the options. This increase in the number of common shares was reduced by the number of common shares assumed to have been purchased (limited to 20% of the outstanding common shares) with the proceeds from the exercise of the options. Retroactive effect has been given for subsequent stock dividends and splits.

Therefore, the following number of shares were assumed to have been outstanding at December 31:

               1996                   942,143
               1995                   898,152
               1994                   845,658



                                       -10-

NOTE 3 - INVESTMENT SECURITIES:

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that securities available for sale be carried at fair value, with the net unrealized holding gain or loss recognized as a separate component of stockholders' equity.



The carrying amounts of investment securities as shown in the consolidated balance sheets at December 31, 1996, 1995 and 1994 are summarized as follows:


                                                           Gross       Gross
                                           Amortized     Unrealized  Unrealized    Fair
                                             Cost          Gains       Losses     Value


($ in thousands)
December 31, 1996:
 Securities available for Sale:
  U.S. Government and agency securities      $ 5,750       $     2      $     38    $ 5,714
  State and political subdivisions               707             3             2        708
                                             $ 6,457       $     5      $     40    $ 6,422

 Securities to be held to maturity:
  U.S. Government and agency securities      $ 3,381       $    8       $      8    $ 3,381
  State and political subdivisions             6,193           69             10      6,252
                                             $ 9,574       $   77       $     18    $ 9,633

December 31, 1995:
 Securities Available for Sale:
  U.S. Government and agency securities      $  6,831      $    8       $      6    $ 6,833
  State and political subdivisions                415           3              -        418
                                             $  7,246      $   11       $      6    $ 7,251

  Securities to be held to Maturity:
   U.S. Government and agency securities     $  5,290      $   35       $     24    $ 5,301
   State and political subdivisions             5,673          77              2      5,748
   Other securities                                47           5              -         52
                                             $ 11,010      $  117       $     26    $11,101

December 31, 1994:
 Securities Available for Sale:
  U. S. Government and federal securities    $  7,206      $    -       $   70      $ 7,136
  Securities to be held to Maturity:
  U. S. Government and agency securities     $  8,615      $    1       $  412      $ 8,204
  State and political subdivisions              5,622          23          170        5,475
  Other securities                                348           -            9          339
                                             $ 14,585      $   24       $  591      $14,018



In November of 1995, the Company elected to transfer some investments from the "held to maturity" category to the "available for sale" category, as permitted by the Financial Accounting Standards Board "A Guide to Implementation of Statement No. 115". The amortized cost of the securities transferred was $1,165; the related unrealized loss recognized was $2. The Company decided to change the category of these securities because the securities have floating interest rates or are unrated securities.

Securities carried at approximately $2,428 at December 31,1996, $1,465 at December 31, 1995, and $1,570 at December 31, 1994 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross realized gains and gross realized losses on sales of securities were $-0-for all types of securities for the years ended December 31, 1996 and 1995; and 1994.

Gross proceeds from the sale of securities were $-0-, $250, and $-0-, for the years ended December 31, 1996, 1995 and 1994 respectively. The applicable income taxes were approximately $-0-, $-0-, and $-0- for the years ended December 31, 1996, 1995 and 1994, respectively.



                                   -11-


Information about the maturity distribution of debt investment securities is presented on page 16 of the 10K-SB for 1996.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES:

The components of loans in the consolidated balance sheets were as follows:

                                                December 31
                                   1996            1995             1994

Commercial                      $ 34,188        $ 34,288         $ 35,978
Real estate construction             567             724            2,412
Residential mortgage               3,025           3,139            3,695
Consumer installment               1,484           1,497            1,597
                                  39,264          39,648           43,682

Deferred fees and costs             ( 66)           (123)            (174)
Allowance for loan losses           (491)           (475)            (473)

Loans, net                       $38,707         $39,050          $43,035

Loans classified as non-accrual approximated $-0-, $334 and $182 as of December 31, 1996, 1995, and 1994, respectively.

The changes in the allowance for loan losses were as follows:

                                                December 31
                                   1996             1995             1994

Balance, beginning of year         $475             $473             $389
Loans charged off                    (4)            ( 47)            (149)
Recoveries                            5                8                3
Provision for loan losses            15               41              230

Balance, end of year               $491             $475             $473

NOTE 5 - PLEDGED AND RESTRICTED ASSETS

The Federal Reserve Board requires that banks maintain non-interest bearing cash balances in accordance with the Board's reserve requirements. The average non-interest bearing cash balance maintained to meet reserve requirements was approximately $600, $600 and $600 during 1996, 1995, and 1994, respectively.

Information concerning pledged assets is contained in Note 3.

NOTE 6 -  PREMISES AND EQUIPMENT:

Major classifications of premises and equipment are as follows:


                                                December 31
                                 1996              1995               1994

Premises                       $2,491            $2,491             $2,498
Equipment                       1,027               993              1,010
                                3,518             3,484              3,508

Accumulated depreciation       (1,421)           (1,244)            (1,114)

                               $2,097            $2,240             $2,394
Depreciation expense           $  189            $  155             $  141







                                    -12-
Certain facilities and equipment are leased under various operating leases. Rental expense was $113, $115 and $111 in 1996, 1995 and 1994, respectively. Future minimum rental commitments under noncancelable leases are:

            1997                                        $   78
            1998                                            53
            1999                                            39
            2000                                            39
            2001                                            39
      Thereafter                                         1,120

                                                        $1,368


NOTE 7 - EMPLOYEE BENEFITS

The Bank has a non-qualified salary continuation plan for several key executive officers that provides for certain amounts to be paid to the officers upon their retirement at age 65, or upon certain terminations of employment. The Bank purchased single premium life insurance policies on the lives of the officers to assist with the funding of the plan.

Also, the Bank has a 401(k) Employee Retirement Plan. Employees must meet certain age and hour requirements in order to be eligible to participate. Employees can make contributions to the plan, within limits established by the Internal Revenue Service. In addition, the Bank may make matching contributions and/or profit sharing contributions to the Plan. For 1996, 1995 and 1994 respectively, the Bank made ten percent matching contributions totaling $4, $4 and $3. Participants have the ability to direct the investment of the contributions, within guidelines established by the Bank.


NOTE 8 - INCOME TAXES

Total applicable income taxes reported in the consolidated income statements for the years ended December 31, 1996, 1995, and 1994 included the following components:

                                          1996        1995          1994
Current paid or payable:
  Federal                                 $442        $353          $407
  State                                    180         172           178
                                           622         525           585

Increase (decrease) in deferred taxes:
  Federal                                ( 157)       ( 41)         ( 74)
  State                                   ( 27)        ( 5)          (28)
                                         ( 184)       ( 46)         (102)

  Income tax expense                      $438        $479          $483

The deferred tax assets were
comprised of the following:

Difference in allowance for loan
losses between financial statements
and income tax purposes                  $ 103        $ 15          $ 76
Timing differences in deductibility
of state taxes                              49          58            61
Difference in allowance for losses on
foreclosed property between financial
statements and income tax purposes          18          14             -
Timing difference in deductibility
of deferred compensation                   100          49             -
Other                                        -           5            12

Total deferred tax asset                  $270        $141          $149



                                   -13-
The deferred tax liabilities were comprised of the following:

Difference in depreciation expense
between financial statement and
income tax purposes                       $ 48        $ 45          $ 42
Use of cash basis for income
tax purposes                                 -          58           115

Total deferred tax liability              $ 48       $ 103         $ 157

Deferred tax assets and deferred tax liabilities are included in the consolidated balance sheets under the captions "Other assets" and "Other liabilities" respectively.

The reasons for the differences between applicable income taxes and the amount computed at the applicable regular federal tax rate of 34 percent were as follows:

                                     1996           1995             1994
Taxes at statutory federal
  income tax rate                   $ 459          $ 490            $ 409

Increase (decrease) in taxes
 resulting from:
 - Tax exempt income                 (112)          (104)            ( 89)
 - State income taxes, net of
   federal income taxes               101            107               91
 - Officers' life insurance           -0-             10               13
 - Deferred Compensation               62             37               25
 - Other                              (72)           (61)              34

                                    $ 438          $ 479            $ 483



NOTE 9 - STOCK OPTION PLAN:

The Company has a stock option plan (the 1989 option plan) which provides certain employees with an opportunity to purchase the Company's common stock. Under the plan, the Company may grant either incentive or non-qualified stock options to purchase up to 242,446 shares. The option price per share may not be less than the fair market value of the stock on the date of the grant, and the maximum term of the options may not exceed ten years. In addition, employee-directors are limited to 64,420 share options and non-employee directors are limited to 14,642 share options under the plan.

Stock option transactions are summarized as follows:


                                      Option Price            Number of
                                       Per Share               Shares
                                      High      Low

Balance, December 31, 1993            7.68      7.51            93,169
 Adjustment for stock split           6.98      6.83             9,312
 Forfeited                            6.98      6.83            (1,464)
 Exercised                            6.98      6.83           (42,125)

Balance, December 31, 1994            6.98      6.83            58,892
 Exercised                            6.98      6.83           (13,212)

Balance, December 31, 1995            6.98     $6.83            45,680
 Adjustment for stock split           3.50      3.42            31,244
 Exercised                            3.50      3.42           (24,682)

Balance, December 31, 1996            3.50      3.42            52,242

The following disclosures are required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", and are presented for 1996 only.

                                                        Weighted Average
                                          Number            Exercise
                                        Of Shares             Price

Options outstanding at
December 31, 1995, adjusted
for subsequent stock split                91,360             $ 3.43

Options outstanding and
exercisable at December 31, 1996          52,242               3.42
                                                   (Remaining life of 2.5 years)

Options exercised during 1996,
adjusted for stock split                  39,118               3.45

Options granted during 1996
Other than via stock split adjustments)        -                  -

No stock options were forfeited or expired during 1996. No compensation costs have been recognized in the consolidated income statements since no options were granted. Also, there were no modifications to existing outstanding stock options during 1996.


NOTE 10 - TIMBERLINE BANCSHARES, INC. (PARENT COMPANY ONLY)
CONDENSED FINANCIAL STATEMENTS:

Condensed Balance Sheets:
                                                   December 31,
                                       1996           1995             1994
    ASSETS
Cash and due from banks, bank
subsidiary, non-interest bearing     $    1         $    3           $    2
Investment in wholly owned
subsidiary                            6,739          6,167            5,594
Other assets                             56             54               51

    Total Assets                    $ 6,796        $ 6,224          $ 5,647

   LIABILITIES AND
   STOCKHOLDERS' EQUITY

Liabilities                         $     -        $     -          $     -

Stockholders Equity                   6,796          6,224            5,647

    Total Liabilities and
    Stockholders' Equity            $ 6,796        $ 6,224          $ 5,647

Condensed Income Statements:
                                                   December 31,
                                       1996           1995            1994
Operating Income:
   Dividends from subsidiary          $ 491          $ 472           $ 243
   Other                                  2              -               -
                                        493            472             243

Operating Expenses:
   Other expense                         25             23              31

Income (loss) before income taxes
 and equity in undistributed net
 income of subsidiary                   468            449             212

Income tax benefit                        7              7              10

Income (loss) before equity in
undistributed net income of
subsidiary                              475            456             222

Equity in undistributed net income of
subsidiary                              437            482             497

  Net Income                          $ 912          $ 938           $ 719


Condensed Statements of Changes in Stockholders' Equity:
                                                     Additional
                                   Common Stock       Paid-In       Retained
                                 Shares    Amount     Capital       Earnings    Total

Balance, December 31, 1993      366,423    $2,294       $  1         $2,569    $4,864

Net Income                            -         -          -            719       719
Cash dividends declared               -         -          -           (230)     (230)
Options exercised by employees
and directors                    42,125       294          -              -       294
Stock split                      35,923         -          -              -         -

Balance, December 31, 1994      444,471     2,588          1          3,058     5,647

Net Income                            -         -          -            938       938
Cash dividend declared                -         -          -           (451)     (451)
Options exercised by employees
 and directors                   13,212        90          -              -        90

Balance, December 31, 1995      457,683    $2,678      $   1         $3,545     $6,224

Net Income                            -         -          -            912        912
Cash dividend declared                -         -          -           (475)      (475)
Options exercised by employees
and directors                    24,682       135          -              -        135
Stock split                     472,119         -          -              -          -

Balance, December 31, 1996      954,484    $2,813        $ 1         $3,982     $6,796


Condensed Statements of Cash Flows:
                                                December 31
                                    1996           1995               1994
Cash Flows from Operating
 Activities:
 Net Income                         $912           $938               $719
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Equity in net income of
  subsidiary                        (928)          (954)              (740)
  Dividends received from
  subsidiary                         491            471                243
  Net (increase) decrease
  in other assets                     (2)            (3)                10
  Net cash provided by (used)
  operating activities               473            452                232

Cash Flows from Investing
Activities:
  Capital investment in subsidiary  (135)           (90)              (294)
Cash Flows from Financing
Activities:
  Dividends paid                    (475)          (451)              (230)
  Proceeds from exercise of
  stock options                      135             90                294

   Net cash provided (used in)
    financing activities            (340)          (361)                64

Net increase (decrease) in cash
and due from banks                    (2)             1                  2

Cash and due from banks at
 beginning of year                     3              2                  -

Cash and due from banks
 at end of year                    $   1            $ 3                $ 2


NOTE 11 - FINANCIAL INSTRUMENTS:

In the normal course of business, the Bank is a party to financial instruments which contain risks that are not required to be reflected in a traditional balance sheet. These financial instruments include commitments to extend credit and letters of credit. The Bank manages these risks by using the same credit risk management processes as it does for financial instruments reflected on the balance sheet. Credit risk for these instruments is considered in management's assessment of the adequacy of the allowance for credit losses.

Credit Risk:

The disclosures in this note represent the Bank's credit exposure should every counter party to the financial instruments with off-balance-sheet credit risk fail to perform completely according to the terms of the contracts and the collateral and other security, if any, for the exposure prove to be of no value to the Bank. The Bank's credit exposure for commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. The Bank believes its credit procedures minimize these risks.

Market Risk:

This note does not address the amounts of market losses the Bank would incur if future changes in market prices make financial instruments with off-balance-sheet market risk less valuable or more onerous. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. The Bank maintains risk management policies that monitor and limit exposure to market risks.

Collateral and Other Security Arrangements:

The credit risk of both on-and off-balance-sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's credit worthiness. The Bank may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds, and other marketable securities that are generally held in the Bank's possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. The Bank requests additional collateral when appropriate.

                                   -17-
Commitments to Extend Credit and Letters of Credit:

The following table summarizes credit risk for those financial instruments whose contract amount represent credit risk at December 31,:

                                         1996         1995           1994
Unused commercial loan commitments    $ 5,793      $ 5,135        $ 6,114
Unused overdraft protection lines          82           80             96
Stand by letters of credit                118          168            118

Commercial loan commitments are agreements to make or acquire a loan as long as the agreed-upon terms (e.g., expiry, covenants or notice) are met. The Bank's commitments to purchase or extend loans help its customers meet their liquidity needs. Overdraft protection lines allow customers to buy goods and services or obtain cash advances.

Standby letters of credit are issued by the Bank to ensure its customers' performance in dealings with others.

Since many of the unused commitments are expected to expire unused or to be utilized only partially, the total amount of unused commitments does not represent future cash requirement. The Bank has not incurred any losses on its commitments in 1996, 1995 or 1994.

NOTE 12 - RELATED PARTIES:

The Bank has loans outstanding to certain of its Directors and executive officers and to partnerships or companies in which a director or executive officer has at least a 10 percent beneficial interest. At December 31, 1996, 1995 and 1994 $319, $349, and $475 of such loans, respectively, were outstanding. An analysis of the activity during 1996 in respect to such loans is as follows:

Balance, December 31, 1995          $ 349
Additions                             103
Collections                          (133)

Balance, December 31, 1996          $ 319


NOTE 13 - REGULATORY MATTERS

The Bank, a state bank, is subject to the dividend restrictions set forth by the California State Banking Department. Under such restrictions, the Bank may not, without prior approval of the California State Banking Department, declare dividends in excess of the lesser of A) retained earnings, or;
B) net income for the last three years less any distributions to stockholders made during the last three years. The dividends, as of December 31, 1996, that the Bank could declare, without the prior approval of the California State Banking Department, is approximately $1,417.

The Bank is subject to various regulatory capital requirements administered by the Federal Depository Insurance Corporation and the California State Banking Department. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that if undertaken, could have a direct material impact on the
Bank's financial statements.   Under the regulatory adequacy guidelines and
the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

At December 31, 1996, those ratio requirements were: Tier 1, Total, and Leveraged capital ratios (as defined) of 6%, 10%, and 5% for Federal Depository Insurance Corporation purposes and a Leveraged Capital Ratio of 6.5% for California State Banking Departments purposes. The Bank's actual ratios as of that date were 14.12%, 15.15% and 8.71% respectively. As of August 22, 1994, the most recent notification from the Federal Deposit Insurance Corporation, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

Federal banking law restricts the Bank from extending credit to the Company, as the parent bank holding company, in excess of 10 percent of the Bank's capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements. The Company had no such borrowing from the Bank during 1996, 1995 and 1994.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

During 1995, the Company adopted SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The disclosures required by SFAS No. 107 need only be made on a going forward basis; thus, the disclosures are not provided for years prior to 1995.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold:

The carrying amount is a reasonable estimate of fair value.

Investment Securities:

Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Cash Surrender Value of Officers' Life Insurance:

The carrying amount is a reasonable estimate of fair value.

Loans:

For certain homogeneous categories of loans, such as residential mortgages, and consumer installment loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit:

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated costs to terminate them or otherwise settle obligations with the counter parties at the reporting date.

The estimated fair values of the Company's financial instruments at December 31, 1996 are as follows:

                                         Carrying                 Fair
                                          Amount                  Value
Financial Assets:
   Cash                                  $ 5,202                $ 5,202
   Federal Funds Sold                     12,700                 12,700
   Investment securities                  15,996                 16,055
   Cash surrender value of
     officers' life insurance              1,249                  1,249
   Loans                                  39,198                 39,195
   Less allowance for loan losses           (491)                  (491)

Financial liabilities:
   Deposits                               70,268                 70,268

Unrecognized financial instruments:
   Commitments to extend credit                -                      -
   Letters of credit                           -                      -

   (The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)

The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows:

                                        Carrying                 Fair
                                         Amount                  Value

Financial assets:
 Cash                                   $ 4,163                $ 4,163
 Federal funds sold                      10,200                 10,200
 Investment securities                   18,261                 18,352
 Cash surrender value of officers
  Life insurance                          1,192                  1,192
 Loans                                   39,525                 39,671
 Less allowance for loan losses            (475)                  (475)

Financial liabilities:
 Deposits                                69,833                 69,826

 Unrecognized financial Instruments:
  Commitments to extend credit               (8)                    (8)
  Letters of credit                           -                      -

(The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)

NOTE 15 - CONTINGENCIES:

The Bank is a party to several lawsuits arising out of its normal course of business. In the opinion of management and legal counsel, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.

The Bank has entered into an agreement with another financial institution to participate in an "affinity" credit card program. The other financial institution is to act as the lead bank, with the Bank participating in 50 percent of the outstanding balances on the credit cards, and reimbursing the lead bank for 50 percent of the start up costs. As of December 31, 1996, there were no outstanding balances, and start up costs had not been incurred.

FIVE YEARS AT A GLANCE
                                                 December 31,
                             1996        1995        1994        1993      1992
($ in thousands except # of shares, per share income and dividends)


Interest Income           $ 6,103     $ 6,375     $ 5,786     $ 5,240   $ 5,015
Interest Expense            2,028       2,232       1,839       1,747     1,868

  Net Interest Income       4,075       4,143       3,947       3,493     3,147

Provision of loan losses     ( 15)       ( 41)       (230)       (144)     (128)

  Net interest income
  after provision for
  loan losses               4,060       4,102       3,717       3,349     3,019

Other income                  395         440         666         428       395

Total operating expenses    3,105       3,125       3,181       2,856     2,675

  Net income before taxes
  and extraordinary item    1,350       1,417       1,202         921       739

Income Taxes                 (438)       (479)       (483)       (330)     (259)


Net Income                    912         938         719         591       480

Weighted average shares
outstanding used for
computing earnings
per share                 942,143     898,152     845,658     412,223   402,346

Net income per share      $   .97      $ 1.04      $  .85      $ 1.43    $ 1.19

Cash Dividends           $474,681    $451,685   $ 229,528    $  4,897   $ 4,600

Cash Dividends per share : $.50 per share 4/96, 100% stock split 6/96, and $.25 per share 10/96; $.50 per share 4/95 and $.50 per share 10/95; 10% stock split plus $.50 per share - 1994; 10% stock split - 1993; 10% stock split - 1992.

IN REGULATION


     The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956 and is subject to the supervision of the Board of Governors of the Federal Reserve
     System.

     The Bank is subject to supervision, regulation and regular examination by the California State Banking Department. The deposits of the Bank are insured up to the maximum legal limits by the Bank Insurance Fund, which is managed by the Federal Deposit Insurance Corporation, and the Bank is therefore subject to applicable provisions of the Federal Deposit Insurance Act and regulations of the FDIC.

     The statutes and regulations administered by these agencies govern all aspects of the Bank's business, including required reserves against deposits, loans, investments, dividends, compliance, internal controls, and the establishment of new branches and other banking facilities.

     Many new regulations have been passed since 1990 that impact the Bank and its operations, such as the Community Reinvestment Act, the guidelines for a well capitalized bank (10% risk based, 6% tier one capital, and 5% leveraged capital), the guidelines for loan to value ratios, the Truth in Savings Act, and many more.

     Recent studies conducted by the federal government and other entities concerned with the banking industry have shown that the cost of implementing and complying with the many regulations passed in the last few years is onerous - especially to small community banks.

     In 1996 regulatory authorities refined some regulations with the intent of insuring safety and soundness while relieving some of the reporting burdens on small community banks. The most notable of these were the amendments to the CRA which streamlined the reporting for small banks and the state banking authority going online with federal authorities for the quarterly called reports submitted by banks, thereby eliminating the preparing and mailing of a separate report. The impact of further possible changes on the bank cannot be predicted at this time.

IN OUR COMMUNITY


     We continue to serve as the Bank, the Directors and the employees give not only monetary donations but many hours of their time in support of the local governments, civic organizations, charitable organizations and school activities.

     Over the years we have sponsored, or donated to, or participated in, or been a member of the following:
       Kiwanis,  Rotary,The Siskiyou County Fair Board
       Chambers of Commerce throughout Siskiyou County
       The city planning department
       Soroptimists
       Siskiyou Balloon Faire
       Yreka Banner Program
       Community Theater "At Last" Program
       Farm Bureau Scholarships
       Timberline Community Bank Scholarship through United Scholarships Junior Golfers Tourney
       Klamath River Fire Department Fund Raisers
       Yreka City Golf Tournament
       High School Safe Graduation Programs
       Lions Auction
       Annual "Rex Club Tournament" for sports activities
       Elks Tournament
       Elks Crippled Children
       DARE program
       Yreka YMCA program
       United Way
       March of Dimes
       Yreka Rotary Bike Event
       Cancer Fund, Daffodil Days
       National Young Leaders Conference
       California Special Olympics
       Siskiyou Child Care Council
       Yreka Community Television
       Siskiyou General Hospital Building Fund
       Christmas Giving Tree
       Annual Fireman of the Year awards dinner and so on...

     We intend to continue our support of our community in 1997 with active participation in memberships and with donations as in the past.

MEMBERS OF THE BOARD


       ROBERT E. BANNING, Retired owner and operator of R.E.Banning Co.

       GARELD J. COLLINS, Enterprise Investments

       RICHARD S. DAY, Secretary of the Board, retired Business Executive

       NORMAN E. FIOCK, Chairman of the Board, Retired Rancher

       DON L. HILTON, Personal Investments

       ELMO M. SMITH, Retired Bank Executive

       ROBERT J. YOUNGS, President and Chief Executive Officer

     Board Member Charles J. Cooley has become Director Emeritus.

     Members of the Board of Timberline Bancshares, Inc. are also members and serve in the same capacity of the Board of Timberline Community Bank.




EXECUTIVE OFFICERS




       Robert J. Youngs, President and Chief Executive Officer of Bancshares
                  and Bank
       Helen L. Gaulden, Sr. Vice President & Treasurer of Bancshares,
                  Sr. Vice Pres. & Cashier of Bank
       Roger B. Ebert, Sr. Vice President and Loan Administrator of Bank

SERVING YOU AS OFFICERS



          ADMINISTRATION

          Mary Nielsen             Assistant Vice President , Accounting
          Linda Hager              Assistant Vice President, Note Dept.
                                   Supervisor
          Terri Newton             Assistant Vice President, Branch Operations
                                   Administrator
          David A. Caulkins        Compliance Officer
          Mike Jones               Electronic Bank Officer

          YREKA BRANCH
          Grace J. Hester          Vice President and Branch Manager
          Ted Krishisky            Loan Officer
          Toyzanne Henry           Loan Officer
          Denise Hunt              Operations Supervisor

          GREENVIEW BRANCH
          Ron Robison              Assistant Vice President and Branch Manager
          Shirley Spallino         Operations Supervisor
          WEED BRANCH
          Susan Simas              Branch Supervisor
          MCCLOUD BRANCH
          Joni Dalton              Branch Supervisor
          DUNSMUIR BRANCH
          Aurora DeClusion         Branch Supervisor
          DORRIS BRANCH
          Sandra Hamilton          Assistant Vice President and Branch Manager
          TULELAKE BRANCH
          Cindy Reeves             Branch Supervisor
          MT SHASTA BRANCH
          Adriane Dorst            Branch Supervisor
          LOAN PRODUCTION OFFICE
          Jim Tompkins             Assistant Vice President and Office Manager

                      THANK YOU CHARLIE


     To those of you who have been fortunate enough to have personally known Charles J. Cooley for any of his 97 years (98 in May) you will, I'm sure, agree he is one fine gentleman.

     Charlie has served his community all of his active life and not the least of his accomplishments has been his affiliation since its inception with Timberline Bancshares and Timberline Community Bank.

     As one of the original founders, he stepped forward to place himself and his personal assets on the line and, along with the other stalwart gentlemen who founded the bank, saw to the enormous task of organizing, forming and operating Siskiyou County's first new independent bank in a hundred years.

     Yes, there were hard times during the initial startup, but Charlie and his fellow originators, including Bob Banning and Don Hilton who came on board during the "crisis years", persevered and kept the faith in their vision.

     Today, some 17 years later, the community has been and continues to be well served by the institution they brought forth.

     Charles has now, in his senior years, decided to move himself from active directorate management and has been designated as a Director Emeritus.

     As the President of this institution for the past 14 years on behalf of myself and my fellow officers and staff, I say "Charlie, you have been and will always be a wonderful person to work with and for and you truly are a gentle man.

     We will not miss Charlie, for he will visit with us frequently and we will always value his counsel.